July 12, 2006




Jason Wynn/Mail Stop 7010                            MERITAS LAW FIRMS WORLDWIDE
Securities and Exchange Commission                   Roger D. Linn
Division of Corporation Finance                      916.558.6064 DIRECT
100 F Street, N.E.                                   rlinn@weintraub.com
Washington, D.C.  20549

RE:      NEWGOLD, INC.
         AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2
         FILE NO. 333-132218

Dear Mr. Wynn:

Newgold, Inc. (the"Registrant") is filing the Second Amendment to its SB-2 registration statement including the Prospectus which has been updated to include the April 30, 2006 quarterly unaudited financial statements and MD&A section for the quarter ended April 30, 2006.

The Registrant will file a request for acceleration of its effective date later this week.

Please let us know if you have any questions or comments regarding the Registrant's Second Amendment to its SB-2 Registration Statement.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION


Roger D. Linn

RDL/dmg
Enclosures